Exhibit (a)(1)(D)

OFFER TO PURCHASE FOR CASH BY

THE MIDDLETON DOLL COMPANY

Of Up To 246,154 Shares of Adjustable Rate Cumulative Preferred Stock, Series A
At A Purchase Price Of $16.25 Per Share

OUR OFFER, THE PRORATION PERIOD AND YOUR RIGHT TO WITHDRAW WILL EXPIRE AT 5:00
P.M. (EASTERN TIME) ON TUESDAY, DECEMBER 19, 2006, UNLESS OUR OFFER IS EXTENDED.

November 20, 2006

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

        The Middleton Doll Company, a Wisconsin corporation (the “Company”), is offering to purchase up to 246,154 outstanding shares of its Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share (the “Shares”), at a price of $16.25 per Share in cash, without interest. Middleton Doll’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), each of which are attached hereto. The Offer to Purchase and the Letter of Transmittal, as each may be amended and supplemented from time to time, together constitute the “Offer.” Pursuant to the Offer, shareholders who tender their shares and receive payment for the shares transfer to the Company all right, title and interest in and to all the tendered Shares and all dividends (including the dividend payable on January 1, 2007), distributions (including, without limitation, distributions of additional Shares) and rights declared, paid or distributed in respect of the tendered Shares on or after December 19, 2006.

        The Company will purchase up to 246,154 Shares, or such lesser number of Shares as are validly tendered and not properly withdrawn on or prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase), upon the terms and subject to the conditions of the Offer, including the proration and odd lots provisions. See Section 1 of the Offer to Purchase. All Shares acquired in the Offer will be acquired at the same purchase price. The Company reserves the right, in its sole discretion, to purchase more than 246,154 Shares pursuant to the Offer. See Sections 1 and 15 of the Offer to Purchase.

        Upon the terms and subject to the conditions of the Offer, if, at the expiration of the Offer, more than 246,154 Shares are validly tendered and not properly withdrawn, the Company will buy Shares in the following order: (i) from shareholders who owned beneficially as of the close of business on November 16, 2006 and continue to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares who properly tender all their Shares; and (ii) all Shares tendered properly and not withdrawn on or prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional shares). See Sections 1 and 4 of the Offer to Purchase.

        All Shares not purchased pursuant to the Offer, including Shares not purchased because of proration will be returned to the tendering shareholders at the Company’s expense as promptly as practicable following the Expiration Date.

        The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 6 of the Offer to Purchase.

        For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, or who hold Shares registered in their own names, we are enclosing the following documents:

1. The Offer to Purchase dated November 20, 2006.

2. Letter to Shareholders from Salvatore L. Bando, President and Chief Executive Officer of the Company.

3. Letter to Clients which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

4. The Notice of Guaranteed Delivery to be used to accept the Offer if the certificates evidencing such Shares (the “Share Certificates”) are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed by the Expiration Date.

5. The Letter of Transmittal for your use and for the information of your clients. Facsimile copies of the Letter of Transmittal (with manual signatures) may be used to tender Shares.

6. Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withheld.

7. A return envelope addressed to the Depositary.

        We urge you to contact your clients as promptly as possible. The Offer, proration period and withdrawal rights expire at 5:00 P.M., Eastern time, on Tuesday, December 19, 2006, unless extended.

        The Company’s Board of Directors has approved this offer. However, neither the Company nor its Board of Directors, nor the Information Agent, is making any recommendation whether shareholders should tender or not tender their shares. Shareholders must make their own decision whether to tender their shares and, if so, how many shares to tender.

        The Company will not pay any fees or commissions to any broker or dealer or any other person (other than fees paid to the Information Agent or the Depositary as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. The Company will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients. The Company will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

        To take advantage of the Offer, a duly executed and properly completed Letter of Transmittal, with any required signature guarantees and any other required documents, should be sent to the Depositary, and Share Certificates should be delivered or such Shares should be tendered by book-entry transfer, all in accordance with the Instructions set forth in the Letter of Transmittal and the Offer to Purchase.

        If shareholders wish to tender Shares, but it is impracticable for them to forward their Share Certificates or other required documents to the Depositary prior to the Expiration Date or to comply with the procedures for book-entry transfer on a timely basis, a tender may be effected by following the guaranteed delivery procedures specified under Section 4 of the Offer to Purchase.

        Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent, Georgeson Inc., at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

        Additional copies of the enclosed material may be obtained from the Information Agent by calling collect at (212) 440-9800.

Very truly yours,

THE MIDDLETON DOLL COMPANY

Enclosures

        Nothing herein in the enclosed documents shall constitute you or any other person as an agent of the Company, the Depositary or the Information Agent, or any affiliate of any of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed and the statements contained therein.

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